Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

Husky Energy Inc. (“Husky”) is using or making available the following communications:

Exhibit 1.1:	New version of ad appearing on Google search (as a variation of ads previously filed on December 12, 2018) hyperlinking to Husky website, which contains U.S. advisories including Notice to U.S. MEG Shareholders (previously filed)

Exhibit 1.2:	Revised statements placed on Husky’s website on December 20, 2018 connected by hyperlink from U.S. Google ad, which statements have hyperlinks to the accompanying U.S. advisories including Notice to U.S. MEG Shareholders (previously filed)

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery as they may be amended from time to time.

[Materials begin on the following page]

Exhibit 1.1

New version of Google ad

[The ad contains an active hyperlink to the Husky Energy website with advisories and notices, including the Notice to U.S. MEG Shareholders, previously filed]

Exhibit 1.2

[Below are pages from the Husky website. The first page below is the opening page on the website which is hyperlinked to the new Google ad version filed as Exhibit 1.1 above. This opening page contains a link “Husky’s Offer for MEG Energy” which takes you to a further web page below titled “Husky’s Offer to Purchase MEG- Better Together” which contains hyperlinks to the Notice to U.S. Shareholders on the website, the language of which Notice was previously filed. There are further links within the page titled “Husky’s Offer to Purchase MEG- Better Together.” These further links take you to further pages on the Husky website with further information, and the first page of each of those further pages when you press a hyperlink appears below and contains a Notice to U.S. Shareholders or hyperlinks to the Notice to U.S. Shareholders on the website, the language of which Notice was previously filed. Some of these further pages referencing the Notice to U.S. Shareholders with their hyperlinks are also hyperlinked from the new version of the Google ad appearing above as Exhibit 1.1. The hyperlink in the Google ad version may also send you directly to the page “Husky’s Offer to Purchase MEG- Better Together.”]

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The Company Husky’s Offer to Purchase MEG - Better Together TENDER YOUR SHARES Husky Energy’s Proposed Acquisition of MEG Energy Our proposal is in the best interests of Husky and MEG shareholders, employees and stakeholders: immediate 44 percent premium for MEG shareholders, participation in Husky’s dividend and a stronger balance sheet enabling more free cash flow. Letter to MEG Shareholders On behalf of the Board of Directors of Husky Energy, you are invited to consider our compelling cash and share offer to acquire all outstanding shares of MEG Energy for $11 in cash or 0.485 of a Husky share per MEG share held, subject to a maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. The offer is contained in the Offer to Purchase and Circular. The Offer is open for acceptance until 5 p.m. (Toronto time) on Wednesday, January 16, 2019. Please carefully consider this Offer and read the Offer to Purchase and Circular, which contains important information regarding Husky and the terms and conditions of the Offer. Husky believes that the Offer represents a compelling return proposition for MEG shareholders to maximize the value of their investment through a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects - all of which contribute to substantially more funds from operations and free cash flow with much greater stability. The benefits of this transaction for MEG shareholders include: An immediate 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 as of September 28, 2018 and a 37 percent premium to MEG’s closing price of $8.03 as of that date. Stronger balance sheet enabling more free cash flow to be directed to shareholder returns and growth investments Increased stability of funds from operations and free cash flow due to integration, expanded market access and high-netback offshore operations $200 million per year of near-term, realizable synergies Opportunity to participate in Husky’s current 2.2 percent dividend yield Retain significant upside through participation in a stronger combined platform for shareholder value creation We have determined the best way to realize the substantial benefits of this transaction is to take our Offer directly to you, to allow you to decide the future of your investment. Read the full letter to MEG shareholders (pdf) Advisories and Notice to U.S. MEG Shareholders (pdf) News Presentation Reasons to Accept (pdf) Circular (pdf) Tender Your Shares Tendering Documents FAQs Contact Annual Report 2017 ESG Report 2018 Guidance Corporate Presentation Offer to Acquire MEG Energy Retail Suppliers Products Safety Data Sheets Ethics Help Line Contact Us Operations Operations Thermal Downstream Resource Plays Asia Pacific Atlantic Retail Suppliers Products Safety Data Sheets Investors Investors MEG Offer Reports & Filings Conference Calls & Presentations Analyst Coverage Transfer Agent & Dividend Subscribe to E-Notify Corporate Presentation Guidance Annual Report ESG Reports Newsroom Newsroom News Releases Incident Updates Articles Photo Library Careers Careers Professional Opportunities Operations & Trades Students & New Grads Work Locations Responsibility Responsibility ESG Reports CDP Reports Safety Health & Wellness Environment Pipeline Integrity Indigenous & Community Relations Diversity & Inclusion Community Investment About Husky About Husky Overview History Management Corporate Governance Board of Directors Board Mandates Policies & Guidelines Ethics Help Line Contact Us Privacy Statement © 2018 Husky Energy Inc. Legal Disclaimer

The Company Better Together / News About This Offer Navigation News Presentation Reasons to Accept (pdf) Circular (pdf) Tender Your Shares Tendering Documents FAQs Contact TENDER YOUR SHARES News About This Offer Husky Energy Announces Regulatory Approvals For MEG Energy Acquisition December 18, 2018 Husky Energy Reaffirms Commitment to Full and Fair Offer for MEG Energy (pdf) November 5, 2018 Husky Energy Comments on MEG Directors’ Circular (pdf) October 18, 2018 Husky Energy Commences Cash and Share Offer to Acquire MEG Energy (pdf) October 2, 2018 Husky Energy Proposes to Acquire MEG Energy for $11 per Share in Cash and Shares in Transaction Valued at $6.4 Billion (pdf) September 30, 2018 Read the full letter to MEG shareholders (pdf) Advisories and Notice to U.S. MEG Shareholders (pdf) Retail Suppliers Products Safety Data Sheets Ethics Help Line Contact Us Operations Operations Thermal Downstream Resource Plays Asia Pacific Atlantic Retail Suppliers Products Safety Data Sheets Investors Investors MEG Offer Reports & Filings Conference Calls & Presentations Analyst Coverage Transfer Agent & Dividend Subscribe to E-Notify Corporate Presentation Guidance Annual Report ESG Reports Newsroom Newsroom News Releases Incident Updates Articles Photo Library Careers Careers Professional Opportunities Operations & Trades Students & New Grads Work Locations Responsibility Responsibility ESG Reports CDP Reports Safety Health & Wellness Environment Pipeline Integrity Indigenous & Community Relations Diversity & Inclusion Community Investment About Husky About Husky Overview History Management Corporate Governance Board of Directors Board Mandates Policies & Guidelines Ethics Help Line Contact Us Privacy Statement © 2018 Husky Energy Inc. Legal Disclaimer

The Company Better Together / Tender Your Shares Navigation News Presentation Reasons to Accept (pdf) Circular (pdf) Tender Your Shares Tendering Documents FAQs Contact Tender Your Shares The Offer is open for acceptance until 5 p.m. Toronto time on Jan. 16, 2019. To be successful, the offer requires at least 66 2/3 percent of MEG shares to be tendered. Shareholders who do not take action and tender their shares risk forgoing the benefits of a combination with Husky and could realize a significant decline in the value of their standalone MEG shares. You can deposit your MEG shares in one of the following ways: Do you own shares through a bank, broker, online brokerage or employee plan? You are a beneficial shareholder if you hold shares through a broker, bank or other intermediary. This includes most online brokerage accounts and may include employee stock ownership plans. Most shareholders fall into this category. If you are a beneficial shareholder, to accept the Offer you should immediately contact your broker, bank or other intermediary for assistance. Your intermediary will be able to help you tender your shares into Husky’s Offer. Important: Many intermediaries have a cut-off time to tender that is before the expiry time of 5 p.m. Toronto time on Jan. 16, 2019. You must instruct your bank or broker promptly if you wish to tender. Do you have a physical share certificate? You are a registered shareholder if you hold a physical share certificate or DRS statement registered in your name. If you are a registered shareholder, to accept and tender to the Offer you must: Complete and execute the Letter of Transmittal (It is the form on yellow paper in the package you received). Deposit the Letter of Transmittal and your certificate(s) or other evidence representing your MEG shares to the Depositary Agent, AST Trust Company Canada. They are located at the address specified in the Letter of Transmittal. This must arrive prior to 5 p.m. Toronto time on Jan. 16, 2019. Important: If you wish to deposit your Common Shares under the Offer and the certificate(s) or other evidence representing such Common Shares are not immediately available, you can still validly deposit your Common Shares under the Offer by following the procedures for guaranteed delivery. Use the Notice of Guaranteed Delivery, which is printed on pink paper in the package you received. Questions? Need help tendering your shares? Contact our Information Agent: D.F. King Toll free: 1-800-761-6707 or +1-212-771-1133 (outside North America) Email: inquiries@dfking.com . Read the full letter to MEG shareholders (pdf) Advisories and Notice to U.S. MEG Shareholders (pdf) Retail Suppliers Products Safety Data Sheets Ethics Help Line Contact Us
Operations Operations Thermal Downstream Resource Plays Asia Pacific Atlantic Retail Suppliers Products Safety Data Sheets Investors Investors MEG Offer Reports & Filings Conference Calls & Presentations Analyst Coverage Transfer Agent & Dividend Subscribe to E-Notify Corporate Presentation Guidance Annual Report ESG Reports Newsroom Newsroom News Releases Incident Updates Articles Photo Library Careers Careers Professional Opportunities Operations & Trades Students & New Grads Work Locations Responsibility Responsibility ESG Reports CDP Reports Safety Health & Wellness Environment Pipeline Integrity Indigenous & Community Relations Diversity & Inclusion Community Investment About Husky About Husky Overview History Management Corporate Governance Board of Directors Board Mandates Policies & Guidelines Ethics Help Line Contact Us Privacy Statement © 2018 Husky Energy Inc. Legal Disclaimer

The Company Better Together / FAQs About This Offer Navigation News Presentation Reasons to Accept (pdf) Circular (pdf) Tender Your Shares Tendering Documents FAQs Contact TENDER YOUR SHARES FAQs About This Offer Why is Husky making the proposal? Husky sees a compelling opportunity to create a strong, Canadian energy company that benefits Husky and MEG shareholders, employees and all stakeholders. Our proposal provides MEG shareholders with an opportunity to realize an immediate premium, while participating in the significant upside of what will be a stronger combined company. See Reasons to Accept Offer (pdf). What would I receive in exchange for each of my Common Shares? Under the terms of Husky’s proposal, each MEG shareholder will have the option to receive consideration per MEG share of $11.00 in cash or 0.485 of a Husky share, subject to maximum aggregate cash consideration of $1.0 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. Husky’s proposal delivers a 44 percent premium to MEG’s 10-day volume-weighted average share price as of Sept. 28, 2018 and a 37 percent premium over MEG’s closing price of $8.03 on this date. Husky believes the implied valuation represents a full and fair price. Read our News Release (pdf). Why should I accept the Offer? We believe that our Offer represents an opportunity for shareholders to maximize their investment in MEG. It provides an immediate premium to MEG’s share price and the opportunity to benefit from ownership in a company with a significantly enhanced financial profile, more diverse project portfolio and a strong platform for growth to drive shareholder returns and future investments. For additional details, we refer you to Reasons to Accept Offer (pdf) in the Circular. How do I tender my Common Shares? Please see Tender Your Shares. What are the next steps? Full details of the offer are set out in the formal Offer and Circular (pdf), which was filed Oct. 2, 2018. The Offer will be open for acceptance until 5 p.m. (Toronto time) on Jan. 16, 2019, unless the offer is extended at the sole discretion of Husky. Husky remains prepared to engage in discussions with MEG’s Board of Directors to complete the transaction expeditiously for the benefit of MEG shareholders. How long do I have to decide whether to tender into the Offer? The Offer is open for acceptance until the Expiry Time of 5 p.m. (Toronto time) on Jan. 16, 2019, unless we extend, accelerate or withdraw the Offer in accordance with its terms. Are there any conditions on the Offer? We refer you to Section 4 of the Offer to Purchase,”Conditions of the Offer” (pdf). Can the Offer be extended or accelerated and, if so, under what circumstances? Yes. We may elect, in our sole discretion, to extend the Offer from time to time. If we extend or accelerate the Offer, we will notify AST Trust Company, the Depositary, and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer” (pdf). Will I have to pay any fees or commissions? No fee or commission will be required if you accept the Offer by depositing your Common Shares directly with AST Trust Company, the Depositary. However, an investment advisor, stock broker, bank, trust company or other intermediary through which you own your Common Shares may charge a fee to tender any such Common Shares on your behalf. You should consult your investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply. When will Husky pay for deposited Common Shares? If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer” (pdf), have been satisfied or waived at or prior to the Expiry Time of 5 p.m. (Toronto time) Jan. 16, 2019, we will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn. We will pay for Common Shares taken up as soon as possible, but in any event not later than three business days after taking up the Common Shares. In accordance with applicable Law, if we are obligated to take up such Common Shares, we will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiration of the initial deposit period and may extend the deposit period for Optional Extension Periods. We will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit. What regulatory approvals will be required to complete the Offer? Husky expects that the proposed transaction would be completed in the first quarter of 2019, subject to receipt of all necessary regulatory approvals, including Investment Canada and under the Competition Act. How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes? A summary of the principal Canadian federal income tax considerations generally applicable to a holder of common shares pursuant to the offer can be found in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”. (pdf) How will I be taxed for U.S. federal income tax purposes? A summary of U.S. federal income tax consequences that may apply to a U.S. holder of common shares pursuant to the offer can be found in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations.” (pdf)

How will the offer affect my options and other incentive awards? The Offer is made only for Common Shares and is not made for any Convertible Securities (including Options). Holders of Options who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise the Options in order to obtain Certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time of 5 p.m. (Toronto time) on Jan. 16, 2019 to ensure that the holder of such Options will have Certificate(s) representing the Common Shares available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance” and Section 12 of the Circular, “Treatment of MEG Options and other MEG Incentive Awards.” (pdf) If any holder of Options does not exercise his or her Options and deposit any resulting Common Shares under the Offer at or prior to the Expiry Time, such Options may be replaced with similar securities of the Offeror or may expire or be terminated following the Expiry Time in accordance with their respective terms and conditions. Do I have dissent or appraisal rights in connection with the Offer? No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event we acquire their Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. Who can I call with questions about the Offer or for more information? You can call the Information Agent, D.F. King, if you have any questions regarding how to tender Common Shares, if you need assistance regarding the Offer or if you require additional copies of the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery (which will be provided without charge on request from the Information Agent at 1-800-761-6707 or +1-212-771-1133 (outside North America) or through email at inquiries@dfking.com, and are available on SEDAR at www.sedar.com under MEG’s profile). You can call Husky’s Investor Relations team at 1-855-527-5005 or through email at investor.relations@huskyenergy.com with any other questions. Read the full letter to MEG shareholders (pdf) Advisories and Notice to U.S. MEG Shareholders (pdf) Retail Suppliers Products Safety Data Sheets Ethics Help Line Contact Us Operations Operations Thermal Downstream Resource Plays Asia Pacific Atlantic Retail Suppliers Products Safety Data Sheets Investors Investors MEG Offer Reports & Filings Conference Calls & Presentations Analyst Coverage Transfer Agent & Dividend Subscribe to E-Notify Corporate Presentation Guidance Annual Report ESG Reports Newsroom Newsroom News Releases Incident Updates Articles Photo Library Careers Careers Professional Opportunities Operations & Trades Students & New Grads Work Locations Responsibility Responsibility ESG Reports CDP Reports Safety Health & Wellness Environment Pipeline Integrity Indigenous & Community Relations Diversity & Inclusion Community Investment About Husky About Husky Overview History Management Corporate Governance Board of Directors Board Mandates Policies & Guidelines Ethics Help Line Contact Us Privacy Statement © 2018 Husky Energy Inc. Legal Disclaimer

The Company Better Together / Presentation Navigation News Presentation Reasons to Accept (pdf) Circular (pdf) Tender Your Shares Tendering Documents FAQs Contact TENDER YOUR SHARES Proposed Acquisition of MEG Energy Presentation pdf Webcast Transcript pdf Read the full letter to MEG shareholders (pdf) Advisories and Notice to U.S. MEG Shareholders (pdf) Retail Suppliers Products Safety Data Sheets Ethics Help Line Contact Us Operations Operations Thermal Downstream Resource Plays Asia Pacific Atlantic Retail Suppliers Products Safety Data Sheets Investors Investors MEG Offer Reports & Filings Conference Calls & Presentations Analyst Coverage Transfer Agent & Dividend Subscribe to E-Notify Corporate Presentation Guidance Annual Report ESG Reports Newsroom Newsroom News Releases Incident Updates Articles Photo Library Careers Careers Professional Opportunities Operations & Trades Students & New Grads Work Locations Responsibility Responsibility ESG Reports CDP Reports Safety Health & Wellness Environment Pipeline Integrity Indigenous & Community Relations Diversity & Inclusion Community Investment About Husky About Husky Overview History Management Corporate Governance Board of Directors Board Mandates Policies & Guidelines Ethics Help Line Contact Us Privacy Statement © 2018 Husky Energy Inc. Legal Disclaimer

No securities tendered to the Offer (as defined below) will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror (as defined below)) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities. Shareholders (as defined below) in the United States should read the “Notice to Shareholders in the United States” on page viii of this Offer to Purchase and Circular. This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. If you have any questions, please contact D.F. King Canada, the Information Agent in connection to the Offer, by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212- 771-1133 (outside North America) or by email at inquiries@dfking.com . To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether. The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority in any manner expressed an opinion or passed judgment upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Information has been incorporated by reference in this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel & Secretary of Husky Energy Inc., at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, Telephone (403) 298-6111, and are also available electronically at www.sedar.com. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws (as defined herein) of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. October 2, 2018 OFFER TO PURCHASE all of the outstanding Common Shares of MEG ENERGY CORP. by HUSKY ENERGY INC. for consideration per Common Share, at the choice of each holder, of (i) $11.00 in cash (the “Cash Consideration”); or (ii) 0.485 of a Husky common share (the “Share Consideration”) Husky Energy Inc. (“Husky” or the “Offeror”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of MEG Energy Corp. (“MEG”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of MEG, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein) upon the exercise of the MEG Options (as defined herein) or upon any other exercise, exchange or conversion of securities of MEG into Common Shares (other than pursuant to the SRP Rights). Under the Offer, each holder of Common Shares (each a “Shareholder” and collectively, the “Shareholders”) may choose to receive either (i) the Cash Consideration for each Common Share held or (ii) the Share Consideration for each Common Share held, subject to pro-ration as set out herein. Shareholders, other than Electing Shareholders (as defined herein), may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to proration as set out herein. Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares, subject to pro-ration as set out herein. The total amount of cash available under the Offer is limited to $1 billion and the total number of common shares of Husky (“Husky Shares”) available is limited to 107,215,520 Husky Shares (based on the number of Common Shares, MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs (as such terms are defined herein) outstanding as of June 30, 2018, as disclosed by MEG). The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 16, 2019 (the “Expiry Time”), unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms. The Information Agent for the Offer is: D.F. King Canada

The Company Better Together / Tendering Documents Navigation News Presentation Reasons to Accept (pdf) Circular (pdf) Tender Your Shares Tendering Documents FAQs Contact TENDER YOUR SHARES Tendering Documents Takeover Bid Circular (pdf) Letter of Transmittal (pdf) Notice of Guaranteed Delivery (pdf) Letter to Shareholders (pdf) Letter to the MEG Board (pdf) Read the full letter to MEG shareholders (pdf) Advisories and Notice to U.S. MEG Shareholders (pdf) Retail Suppliers Products Safety Data Sheets Ethics Help Line Contact Us Operations Operations Thermal Downstream Resource Plays Asia Pacific Atlantic Retail Suppliers Products Safety Data Sheets Investors Investors MEG Offer Reports & Filings Conference Calls & Presentations Analyst Coverage Transfer Agent & Dividend Subscribe to E-Notify Corporate Presentation Guidance Annual Report ESG Reports Newsroom Newsroom News Releases Incident Updates Articles Photo Library Careers Careers Professional Opportunities Operations & Trades Students & New Grads Work Locations Responsibility Responsibility ESG Reports CDP Reports Safety Health & Wellness Environment Pipeline Integrity Indigenous & Community Relations Diversity & Inclusion Community Investment About Husky About Husky Overview History Management Corporate Governance Board of Directors Board Mandates Policies & Guidelines Ethics Help Line Contact Us Privacy Statement © 2018 Husky Energy Inc. Legal Disclaimer

The Company Better Together / Contact Navigation News Presentation Reasons to Accept (pdf) Circular (pdf) Tender Your Shares Tendering Documents FAQs Contact TENDER YOUR SHARES Better Together Husky Investor Relations (1-855-527-5005) email Investor Relations Mel Duvall, Senior Manager, Media & Issues 403-513-7602 Information Agent for the Offer D.F. King North America: 1-800-761-6707 Outside North America, Banks, Brokers and Collect Calls: 1-212-771-1133 Email: inquiries@dfking.com Read the full letter to MEG shareholders (pdf) Advisories and Notice to U.S. MEG Shareholders (pdf) Retail Suppliers Products Safety Data Sheets Ethics Help Line Contact Us Operations Operations Thermal Downstream Resource Plays Asia Pacific Atlantic Retail Suppliers Products Safety Data Sheets Investors Investors MEG Offer Reports & Filings Conference Calls & Presentations Analyst Coverage Transfer Agent & Dividend Subscribe to E-Notify Corporate Presentation Guidance Annual Report ESG Reports Newsroom Newsroom News Releases Incident Updates Articles Photo Library Careers Careers Professional Opportunities Operations & Trades Students & New Grads Work Locations Responsibility Responsibility ESG Reports CDP Reports Safety Health & Wellness Environment Pipeline Integrity Indigenous & Community Relations Diversity & Inclusion Community Investment About Husky About Husky Overview History Management Corporate Governance Board of Directors Board Mandates Policies & Guidelines Ethics Help Line Contact Us Privacy Statement © 2018 Husky Energy Inc. Legal Disclaimer